Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated February 14, 2008

13 Month Eksportfinans Bullet

Final Terms and Conditions

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this term sheet relates. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.

Issuer:	Eksportfinans ASA

Type:	U.S. MTN

Principal Amount:	Turkish lira (TRY) 5,400,000.00 (the notes are denominated in, and the redemption amount paid on the Maturity Date will be paid in, TRY)

ISIN:	XS0348153304

Trade Date:	February 14, 2008

Issue Date:	February 26, 2008

Maturity Date:	arch 26, 2009

Issue Price:	100.00%

Redemption Price:	100.00%

Coupon:	13.50%

Interest Payment Date:	The Coupon will be payable on the Maturity Date

Underwriter:	Lehman Brothers Inc.

Clearing:	Clearstream/Euroclear only.

The notes will not be DTC-eligible and cannot be settled through DTC. The distribution of the notes will be cleared through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the notes will take place through participants in Clearstream and Euroclear only.

Daycount Convention:	30/360, Unadjusted

Business Days:	New York, Istanbul

Denomination:	TRY 1,000.00 and integral multiples thereof

Supplemental Risk Factors

The value of the Turkish lira is related to changes in its exchange rates relative to the U.S. dollar.

The exchange rate between the Turkish lira and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Turkey or elsewhere, and by macroeconomic factors and speculative actions. The Central Bank of Turkey (the Bank) has implemented a floating exchange rate regime, which has been in effect since February 2001. The Bank has from time to time intervened in the foreign exchange market by conducting foreign exchange purchase auctions and other forms of intervention, usually in cases of excess volatility in the floating exchange rate regime. In addition, the Turkish government may impose other restrictions on the foreign exchange market, such as by restricting the ability to convert lira into foreign currencies. Factors that might affect the likelihood of the Turkish government’s imposing these or other exchange control restrictions include the level of Turkey’s foreign debt, the extent of Turkey’s foreign exchange reserves, regional hostilities, terrorist activities or social unrest, including unresolved issues in Turkey’s relations with Greece, and the level of untaxed economic activities due to Turkey’s substantial unregistered economy.

Secondary trading in the notes may be limited.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, the Underwriter and its affiliates are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the Underwriter or its affiliates.

U.S. Federal Income Tax Treatment

The Issuer intends to treat the notes as discount notes, as described under “Taxation in the United States — Original issue discount” in the accompanying prospectus.

Additional information relating to the exchange rate

Information concerning exchange rates is furnished as a matter of information only and should not be regarded as indicative of the range of or trend in fluctuations in currency exchange rates that may occur in the future.

The following charts show, for the periods indicated, high, low, average and period-end spot exchange rates for U.S. dollar per Turkish lira in the City of New York for cable transfers as certified by the Federal Reserve Bank of New York:

Calendar Year	High	Low	Average (A)	Period End
2005	1.406	1.257	1.347	1.352
2006	1.711	1.304	1.438	1.412
2007	1.449	1.168	1.306	1.171
2008 (through February 13, 2008)	1.225	1.165	1.180	1.209

(A)	The average of the exchange rates on the last day of each month during the period.

One-Month Period Ended	High	Low
September 2007	1.305	1.214
October 2007	1.233	1.182
November 2007	1.220	1.172
December 2007	1.195	1.168
January 2008	1.220	1.151
February 2008 (through February 13, 2008)	1.225	1.165

The noon buying rate on February 13, 2008 was TRY 1.20285 = U.S.$1.00.

Supplemental Plan of Distribution

The notes are being purchased by the Underwriter as principal, pursuant to a terms agreement dated as of the Trade Date between the Underwriter and the Issuer. The initial sale of the notes in this offer entails a longer settlement period that is customary for similar debt securities. For the purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, February 26, 2008 will be the date of payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The gross proceeds to the Issuer will be 100% of the principal amount of the notes. The Underwriter has agreed to pay the Issuer’s out-of-pocket expenses of the issue of the notes.

From time to time, the Underwriter and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for the Issuer for which they have been, and may be, paid customary fees. In particular, the Issuer may enter into hedging arrangements with third parties in order to hedge the Issuer’s obligations under the notes.